(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Non-Executive Directors

Si Xian Min(Chairman)

Wang Quan Hua

Yuan Xin An

Executive Directors

Tan Wan Geng(President)

Zhang Zi Fang(Executive Vice President)

Xu Jie Bo(Senior Executive Vice President, Chief Financial Officer and Chief Accountant)

Independent Non-Executive Directors

Gong Hua Zhang

Wei Jin Cai

Ning Xiang Dong

Liu Chang Le

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board				Strategic
Committee Director	Audit Committee	Remuneration and Assessment Committee	Nomination Committee	Decision- making Committee
Si Xian Min			C	M
Wang Quan Hua		M
Yuan Xin An
Tan Wan Geng				C
Zhang Zi Fang
Xu Jie Bo				M
Gong Hua Zhang	C	M	M
Wei Jin Cai	M		M	M
Ning Xiang Dong	M	C
Liu Chang Le				M

Notes:

C	Chairman of the relevant Board committees
M	Member of the relevant Board committees

Guangzhou, the People’s Republic of China

6 December 2012

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